NO ACT

PE
12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 9, 2009

Steven N. Bulloch
Assistant Secretary and
Senior Managing Counsel
KeyCorp
OH-01-27-0200
127 Public Square
Cleveland, OH 44114-1306

Re: KeyCorp
Incoming letter dated December 19, 2008

Dear Mr. Bulloch:

This is in response to your letter dated December 19, 2008 concerning the shareholder proposal submitted to KeyCorp by the Laborers National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Lu Beth Greene
Fund Administrator
Laborers National Pension Fund
P.O. Box 803415
Dallas, TX 75380-3415

January 9, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: KeyCorp
Incoming letter dated December 19, 2008

The proposal relates to compensation.

There appears to be some basis for your view that KeyCorp may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to KeyCorp's request for documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if KeyCorp omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

KeyCorp
OH-01-27-0200
127 Public Square
Cleveland, OH 44114-1306
Telephone: 216-689-5109
Facsimile: 216-689-5681
Email: Steven_Bulloch@KeyBank.com

December 19, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal of the Laborers National Pension Fund

Ladies and Gentlemen:

On behalf of KeyCorp, an Ohio corporation (the "Company"), I am enclosing a proposal submitted by a shareholder for inclusion in the Company's proxy materials for its 2009 annual meeting of shareholders. For the reason set forth below, the Company intends to omit the proposal from its proxy materials and requests, pursuant to Rule 14a-8(j) under the Securities Exchange Act, the Staff's advice that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the proposal.

The proposal, submitted by the Laborers National Pension Fund (the "Proponent"), requests the Board of Directors and its compensation committee to implement a set of executive compensation reforms that impose certain limitations on senior executive compensation. A copy of the proposal and cover letter from the Proponent are attached as Exhibit 1.

The Company believes that the proposal may be omitted from its proxy statement pursuant to Rule 14a-8(f) and Rule 14a-8(j), on the basis that the Proponent failed to supply, within 14 days of the Company's request, documentary support indicating that the Proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b).

Rule 14a-8(b) sets forth the requirement that a shareholder proponent, in order to be eligible to submit a proposal, must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of the proposal.

In the Proponent's letter submitting the proposal, the Proponent stated that "[t]he record holder of the stock will provide the appropriate verification of the Fund's [the Proponent's] beneficial ownership by separate letter." The Company's stock ownership records do not evidence any stock ownership by the Proponent. Accordingly, the Company sent a letter to the

Proponent, dated December 2, 2008, that notified the Proponent that the proposal was deficient and requested that the Proponent submit such verification to the Company. The Company's letter notified the Proponent that "you must postmark, or transmit electronically, your response no later than 14 days from the date you receive this notification." As requested by the Proponent, the letter was sent to Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs. A copy of the letter was also sent to the Proponent.

The Company's letter (and the copy) requesting verification of stock ownership were dispatched by Federal Express on December 2, 2008, and receipt was acknowledged on December 3, 2008 on behalf of the Proponent and Ms. O'Dell. A copy of the Company's letter is attached as Exhibit 2, and copies of Federal Express's delivery verifications to Proponent and Ms. O'Dell are attached as Exhibits 3 and 4, respectively. To be timely under Rule 14a-8(f), the Proponent's verification of ownership was required to be postmarked no later than December 16, 2008, 14 days following the Proponent's receipt of the Company's letter. As of the date hereof, the Company has received no response of any kind from the Proponent.

Under these circumstances, the Company believes that the proposal may be excluded for failure to comply with the requirements of Rule 14a-8(b)(2) and Rule 14a-8(f). See, e.g., *General Motors Corporation*, February 19, 2008, and *Occidental Petroleum Corporation*, November 21, 2007.

Based upon the foregoing, the Company respectfully requests the advice of the Staff that it will not recommend enforcement action if the Company omits the proposal from its proxy materials for its 2009 annual meeting. The Company intends to file its definitive 2009 proxy materials with the Commission on or about April 3, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted to the Commission not less than 80 calendar days before the Company files it definitive proxy materials with the Commission.

We would be happy to provide you with additional information and answer any questions that you may have regarding this matter. In additional, the Company agrees to promptly forward to the Proponent any response from the Staff to the no-action request that the Staff transmits by facsimile to the Company only.

Sincerely,

Steven N. Bulloch
Assistant Secretary and
Senior Managing Counsel

cc: Lu Beth Greene, Fund Administrator, Laborers National Pension Fund
Jennifer O'Dell, Assistant Director, LIUNA Department of Corporate Affairs

Exhibit 1

KeyCorp
OH-01-27-0200
127 Public Square
Cleveland, OH 44114-1306

December 2, 2008

VIA FEDERAL EXPRESS

Jennifer O'Dell
Assistant Director
LIUNA Department of Corporate Affairs
Laborers' International Union of North America
Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

Re: Shareholder Proposal Dated November 20, 2008

Dear Ms. O'Dell:

I am responding to the correspondence from Lu Beth Greene, Fund Administrator of the Laborers National Pension Fund ("the Fund"), dated November 20, 2008, to KeyCorp ("the Company") requesting on behalf of the Fund that the Company include in its proxy solicitation materials a proposal that requests the Board of Directors and its compensation committee to implement reforms imposing certain limitations on senior executive compensation. I am responding to you because Ms. Greene has requested that all correspondence on this matter be directed to you. Nevertheless, I am also copying Ms. Greene on this letter.

Ms. Greene's correspondence states that the Fund is the beneficial owner of approximately 23,000 shares of the Company's common stock that has been held continuously for more than one year. Ms. Greene states in her letter that the record holder would provide appropriate verification of this information to the Company by separate letter. As of the date of this letter, the Company has not received this verification. In this regard, SEC Rule 14a-8(b) states that the Fund must prove its eligibility by submitting:

> A written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the shareholder proponent submitted the proposal, the shareholder proponent continuously held the securities for at least one year; or
>
> A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the shareholder proponent's ownership of shares as of or before the date on which the one-year

eligibility period begins and the shareholder proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

We have also included a copy of SEC Rule 14a-8(b) for your convenience.

Accordingly, we hereby notify you that you have not met the eligibility and procedural requirements of Rule 14a-8 for the submission of your proposal, and hereby request that the Fund provide documentation of its eligibility to submit a shareholder proposal as described above. Under SEC Rule 14a-8(f)(1), the Fund must postmark, or transmit electronically, its response to the Company no later than 14 days from the date you receive this notification.

Very truly yours,

Steven N. Bulloch
Assistant Secretary

cc: Lu Beth Greene

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written

statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Exhibit 2

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

November 20, 2008

Mr. Paul Harris
General Counsel, Executive Vice President
and Corporate Secretary
KeyCorp
127 Public Square
Cleveland, OH 44114

Sent Via Fax 216-357-6248

Dear Mr. Harris:

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the KeyCorp ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 23,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely yours,

Lu Beth Greene
Fund Administrator

RECEIVED
NOV 24 2008
PAUL N. HARRIS

Cc. Jennifer O'Dell
Enclosure

Resolved: Given that KeyCorp ("Company") is a participant in the Capital Purchase Program established under the Troubled Asset Relief Program ("TARP") of the Economic Emergency Stabilization Act of 2008 ("Stabilization Act") and has received an infusion of capital from the U.S. Treasury, Company shareholders urge the Board of Directors and its compensation committee to implement the following set of executive compensation reforms that impose important limitations on senior executive compensation:

- A limit on senior executive target annual incentive compensation (bonus) to an amount no greater than one times the executive's annual salary;
- A requirement that a majority of long-term compensation be awarded in the form of performance-vested equity instruments, such as performance shares or performance-vested restricted shares;
- A freeze on new stock option awards to senior executives, unless the options are indexed to peer group performance so that relative, not absolute, future stock price improvements are rewarded;
- A strong equity retention requirement mandating that senior executives hold for the full term of their employment at least 75% of the shares of stock obtained through equity awards;
- A prohibition on accelerated vesting for all unvested equity awards held by senior executives;
- A limit on all senior executive severance payments to an amount no greater than one times the executive's annual salary; and
- A freeze on senior executives' accrual of retirement benefits under any supplemental executive retirement plan (SERP) maintained by the Company for the benefit of senior executives.

Supporting Statement: Many Company shareholders are experiencing serious financial losses related to the problems afflicting our nation's credit markets and economy. The Company's financial and stock price performance has been challenged by these credit market events and their impact on the nation's economy. The Company's participation in the Stabilization Act's TARP is the result of these broad capital market problems and decisions made by Company senior executives.

Generous executive compensation plans that produce ever-escalating levels of executive compensation unjustified by corporate performance levels are major factors undermining investor confidence in the markets and corporate leadership. Establishing renewed investor confidence in the markets and corporate leadership is a critical challenge. Congress enacted executive compensation requirements for those companies participating in the Stabilization Act's TARP. Unfortunately, we believe those executive compensation restrictions fail to adequately address the serious shortcomings of many executive compensation plans. This proposal calls for a set of more rigorous executive compensation reforms that we believe will significantly improve the pay-for-performance features of the Company's plan and help restore investor confidence. Should existing employment agreements with Company senior executives limit the Board's ability to implement any of these reforms, the Board and its compensation committee is urged to implement the proposed reforms to the greatest extent possible. At this critically important time for the Company and our nation's economy, the benefits afforded the Company from participation in the TARP justify these more demanding executive compensation reforms.

END